Filed pursuant to Rule 433

Registration Statement Nos. 333-142116 and 333-181500

(with respect to Final Pricing Terms related to US$1,250,000,000 and the Final Pricing Terms related to US$100,000,000)

Each relating to the Preliminary Prospectus Supplement

dated September 5, 2012

FEDERATIVE REPUBLIC OF BRAZIL – FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	2.625% Global Bonds due 2023

Ratings*	Baa2/BBB/BBB (Positive / Stable / Stable)

Distribution	SEC Registered

Amount Issued	US$100,000,000 (brings total size to US$1,350,000,000)

Gross Proceeds	US$99,456,000

Coupon	2.625% 30/360-day count basis

Maturity	January 5, 2023

Offering Price	99.456% (plus accrued interest, if any, from September 12, 2012)

Yield to Maturity	2.686%

Underwriting Fee	0.25%

Denominations (Min/Increments)	US$200,000/US$1,000

Interest Payment Dates	January 5 and July 5

First Interest Payment Date	January 5, 2013

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 15 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	September 6, 2012 (Hong Kong time)

Settlement Date	September 12, 2012 (T+4)

CUSIP / ISIN	105756BU3 / US105756BU30

Listing	Euro MTF Market Luxembourg

Joint Bookrunners	Banco BTG Pactual S.A. – Cayman Branch** Deutsche Bank Securities Inc.

Co-Manager	BB Securities Limited**

Underwriting Commitments	Banco BTG Pactual S.A. – Cayman Branch: US$49,500,000 Deutsche Bank Securities Inc.: US$49,500,000 BB Securities Limited: US$1,000,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at:

http://www.sec.gov/Archives/edgar/data/205317/000119312512380037/d406082d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Banco BTG Pactual S.A. – Cayman Branch, calling collect at 1-212-293-4618 or at Deutsche Bank Securities Inc., calling toll free at 1-800-503-4611.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Neither Banco BTG Pactual S.A. – Cayman Branch nor BB Securities Limited are broker-dealers registered with the SEC and therefore may not make sales of any global bonds in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco BTG Pactual S.A. – Cayman Branch and BB Securities Limited intend to effect sales of the global bonds in the United States, they will do so only through BTG Pactual US Capital, LLC or Banco do Brasil Securities LLC, their respective selling agents, or one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. law.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.